

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 29, 2009

Mr. Yuan Tian
Chief Executive Officer
China Forestry, Inc.
Room 517, No. 18 Building
Nangangjizhong District, High-Tech Development Zone
Harbin, Heilongjiang Province, The People's Republic of China

>**Re: China Forestry, Inc.**
>**Form 10-K for the Fiscal Year Ended December 31, 2008**
>**Filed March 31, 2009**
>**Form 10-KSB/A for the Fiscal Year Ended December 31, 2007**
>**Filed April 1, 2009**
>**File No. 000-25765**

Dear Mr. Tian:

We have completed our review of your Form 10-K, Form 10-KSB/A and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services